Exhibit 99.1

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

INTRODUCTION

This management discussion and analysis (‟MD&A”) comments on the consolidated financial results and the consolidated financial situation of Neptune Wellness Solutions Inc. (‟Neptune”, the ‟Corporation” or the ‟Company”) for the three-month periods ended June 30, 2021 and 2020. It is based on the condensed consolidated interim financial statements of the Corporation, which were prepared in accordance with IAS 34, Interim Financial Reporting of International Financial Reporting Standards (‟IFRS”), as issued by the International Accounting Standards Board (‟IASB”). Unless otherwise noted, all amounts in this report refer to Canadian dollars. References to ‟CAD” and ‟USD” refer to Canadian dollars and US dollars, respectively. This MD&A should be read in conjunction with our condensed consolidated interim financial statements for the three-month periods ended June 30, 2021 and 2020 and our audited consolidated financial statements for the years ended March 31, 2021 and 2020. Additional information about the Corporation, as well as registration statements and other public filings, are available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov/edgar.shtml.

In accordance with its terms of reference, the Audit Committee of the Corporation’s Board of Directors reviews the contents of the MD&A and recommends its approval to the Board of Directors. The Board of Directors approved this MD&A on August 11, 2021. Disclosure contained in this document is current to that date, unless otherwise noted. Unless otherwise indicated, all references to the terms ‟we”, ‟us”, ‟our”, ‟Neptune”, ‟enterprise”, ‟Company” and ‟Corporation” refer to Neptune Wellness Solutions Inc. and its subsidiaries.

TABLE OF CONTENTS

CAUTION REGARDING FORWARD-LOOKING STATEMENTS1

OVERVIEW2

ABOUT NEPTUNE2

RECENT CORPORATE DEVELOPMENTS5

SELECTED CONSOLIDATED ANNUAL AND QUARTERLY INFORMATION7

CONSOLIDATED FINANCIAL ANALYSIS8

BUSINESS SEGMENT ANALYSIS11

FINANCIAL AND CAPITAL MANAGEMENT12

BUSINESS COMBINATION14

CONSOLIDATED CONTRACTUAL OBLIGATIONS16

CONTINGENCIES17

PROVISIONS18

FINANCIAL MEASURES AND ACCOUNTING POLICIES19

RISK DISCLOSURE20

FINANCIAL DISCLOSURE21

ISSUED AND OUTSTANDING SECURITIES22

ADDITIONAL INFORMATION22

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Statements in this MD&A that are not statements of historical or current fact constitute ‟forward-looking statements” within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," “feels,” "expects," "intends," "projects," “seeks,” “may,” "anticipates," "will," "should," or "plans" or the negative use of those words or other similar expressions to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this management analysis of the financial situation and operating results. Forward-looking information in this MD&A includes, but is not limited to, information or statements about our ability to successfully develop, produce, supply, promote or generate any revenue from the sale of any cannabis-based products in the legal cannabis market.  The forward-looking statements contained in this MD&A are expressly qualified in their entirety by this cautionary statement and the ‟Cautionary Note Regarding Forward-Looking Information” section contained in Neptune’s latest Annual Information Form (the ‟AIF”), which also forms part of Neptune’s latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the Investors section of Neptune’s website at www.neptunecorp.com. All forward-looking statements in this MD&A are made as of the date of this MD&A. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission (“SEC”) and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in this MD&A (under “Risk Disclosure”) and the AIF (under ‟Risk Factors”).

management discussion and analysis

OVERVIEW

Neptune is a diversified and fully integrated health and wellness company with multiple brand units. With a mission to redefine health and wellness, Neptune is focused on building a broad portfolio of high quality, affordable consumer products in response to long-term secular trends and market demand for natural, plant-based, sustainable and purpose-driven lifestyle brands. The Company utilizes a highly flexible, cost efficient manufacturing and supply chain infrastructure that can be scaled up and down or into adjacent product categories to identify new innovation opportunities, quickly adapt to consumer preferences and demand, and bring new products to market through its mass retail partners and e-commerce channels. Leveraging decades of expertise in extraction and product formulation, Neptune is a provider of turnkey product development and supply chain solutions to business customers across several health and wellness verticals, including legal cannabis and hemp, nutraceuticals and white label consumer packaged goods. The Company has a strong position in cannabis and hemp with research, development and commercialization focused on the use of cannabinoids in household products to make them safer, healthier and more effective. Neptune has expanded its operations starting in June 2020 into several brand units in order to better address its markets.  The main brand units are the following:  Cannabis, Nutraceuticals, Beauty & Personal Care, and Organic Foods & Beverages.

ABOUT NEPTUNE

BUSINESS UPDATE

Neptune’s vision is to change consumer habits through the creation and distribution of environmentally friendly, ethical and innovative consumer product goods. Our mission is to redefine health and wellness and help humanity thrive by providing sustainable consumer focused solutions.  Despite the decline in global economic activity since the outbreak of the COVID-19 virus, Neptune has taken transformative, and successful, actions to increase its sales, distribution and reach at both the business-to-business (“B2B”) and business-to-consumer (“B2C”) segments in the consumer-packaged goods (“CPG”) market. During the fiscal year ended on March 31, 2021, Neptune underwent a significant transformation from a B2B cannabis and hemp extraction company to a fully integrated and diversified consumer products company. The Company's long-term strategy is focused on the health and wellness sector with an emphasis on select CPG verticals, including Cannabis, Nutraceuticals, Beauty & Personal Care, and the newly added Organic Foods & Beverages. Neptune's current brand portfolio across these verticals include Mood Ring™, PanHash™, Sprout®, NurturMe®, Nosh!®, Neptune Wellness™, Forest Remedies®, and Ocean Remedies®.

Neptune has a dual go-to market B2B and B2C strategy focused on dramatically expanding its global distribution reach. The strategy sets Neptune apart from its competition and has started to yield a consistent, long-term revenue opportunity for the Company. Accordingly, Neptune has transitioned the focus of its Sherbrooke facility from B2B to B2C during FY2021. Also, the operations of SugarLeaf at the Conover facility were paused; at the moment, no date has been set for resumption of operations.

Neptune’s flagship innovative consumer-facing brands, Forest Remedies™ and Ocean Remedies™, that were launched in 2020, continue to get international recognition as Neptune’s collaboration with Jane Goodall on the Wonders of Africa Essential Oil Kit and Jane Goodall by Forest Remedies Hand Sanitizer spray won a 2020 OK! Wellness Award.

Neptune plans to expand its line of cannabis consumer packaged goods readying itself for expansion into the United States when permitted by United States Federal law, based on the results of a comprehensive and independent survey commissioned by the Company.  While we do not anticipate Federal legalization in the near term, we continue to prepare for potential U.S. cannabis legalization under Federal law. In Canada, Neptune’s Mood Ring™ line—which was launched in select Canadian markets during the third quarter of FY2021, providing consumer demand for high-quality, affordable, and environmentally friendly cannabis products—positions the Company to scale its owned and operated brands to introduce additional cannabis products to complement its hemp and essential oil lines.  Furthermore, the PanHashTM line was launched in Quebec during spring 2021.

As explained in the Business Combination section of this MD&A, on February 10, 2021, Neptune announced the acquisition of a 50.1% interest in Sprout Foods, Inc. (“Sprout”), a portfolio investment of Morgan Stanley Expansion Capital ("MSEC"). As part of the transaction, investment funds managed by MSEC became a shareholder in Neptune.  Sprout is an organic plant-based baby food and toddler snack company. Sprout’s focus on wholesome organic baby food products resonates strongly with Neptune’s core values. By combining high-quality plant-based ingredients and cruelty-free ingredients, Sprout has created a trusted brand with a comprehensive range of products.

Sprout represents an opportunity for Neptune to:

o	Capitalize on a shared mission to redefine health and wellness for children;
o	Focus on building a portfolio of high quality, organic and affordable consumer products;
o	Capitalize on the market demand for natural, plant-based, sustainable, and purpose-driven brands.

On June 9, 2021, Neptune announced a multi-year licensing agreement between Sprout and CoComelon, the world's leading children's entertainment brand, owned and operated by Moonbug Entertainment. In addition, on July 27, 2021, an initial launch was announced for Sprout products into Canada, in Metro grocery stores in the province of Ontario.

Neptune’s future will be focused on brand creation, accelerating organic growth with emphasis on increased efficiency and margin expansion. When prudent, this will be complimented by accretive acquisitions, with operational excellence at it's foundation. The first step toward this new strategy is a lineup of CBD-infused beverages starting with teas and lemonades, that is expected to launch into the U.S. market later this year.  On July 22, 2021, the Company launched Forest Remedies’ plant-based Omega 3-6-9 gummies and soft gels. Additionally, Neptune will introduce in the U.S. market plant-based tableware and utensils. Neptune is focused on expanding its exclusive Omega-3 delivery technology MaxSimil® while improving growth and profitability in its Nutraceuticals vertical. This includes expanding the supply and manufacturing base, which is expected to significantly lower production costs and improve gross margins and returns on invested capital. The MaxSimil® product lineup will be expanded with the launch of two new consumer products: MaxSimil® with CoQ10 and MaxSimil® with Curcumin. Additionally, the Company plans to launch a new consumer line of Vitamin Sprays and Pumps for both children and adults with selected retail partners. To support anticipated accelerated growth, the Nutraceuticals U.S. sales force has been expanded to maximize awareness and distribution of the capabilities and expertise in CBD formulation, prebiotics and probiotics, and proteins within this important vertical.

management discussion and analysis

Neptune also made significant progress expanding its product distribution in the Canadian cannabis market over the last several months. The Company received authorization to sell its Mood Ring™ and PanHash™products in four provinces. Products are now currently sold in British Columbia, Ontario, Alberta and Quebec. Additionally, Neptune recently received a license amendment from Health Canada to allow the sale of dried cannabis flower and pre-rolled cannabis joints throughout the Canadian market.  Furthermore, Neptune launched in spring of 2021 three new Mood Ring™ branded cannabis products in British Columbia, including the first branded flower product.  That same Mood Ring™ branded flower product was launched in Alberta as well during summer 2021.

The Company intends to continue organically building out its existing brand portfolio through innovation and contributions from its product development and research and development teams.  No matter the market or brand unit, Neptune intends to grow its business in an efficient and sustainable manner.  Neptune intends to grow its revenues organically, by developing new products and by selling to new markets. Neptune also intends to grow its business by the acquisition and integration of businesses.

MARKETS

Cannabis

Neptune obtained its license to process Cannabis from Health Canada on January 16, 2019, which was amended to authorize the sale of certain cannabis products to provincially and territorially authorized retailers, and to holders of a license for sale for medical purposes on June 28, 2020. This amendment includes the authorization of the activity of the sale of cannabis edible products, cannabis extracts, and cannabis topicals. Neptune also added cold storage and operating space at the time the processing license was amended.  Consequently, Neptune introduced its proprietary Mood Ring™ cannabis brand for the Canadian market on August 18, 2020 and received its first orders on November 25, 2020. A further amendment to its sale license was announced on March 22, 2021, allowing Neptune to sell dried cannabis flower and pre-rolled cannabis in the Canadian recreational market.  A letter of intent was also signed with SQDC, for the sale of Neptune’s new cannabis brand, PanHash™, in Quebec.  On April 28, 2021, Neptune announced it  had entered into a supply agreement with Alberta Gaming, Liquor and Cannabis, the wholesaler and sole online retailer for recreational cannabis in Alberta, for the sale and distribution of Neptune's Mood Ring™.

As mentioned above, Neptune now sells cannabis products in four Canadian provinces (British Columbia, Ontario, Quebec and Alberta), more than 80% of the total legal Canadian cannabis market, through its brands, Mood Ring™ and PanHash™. Mood Ring™ is a non-GMO and environmentally friendly packaged product with several lines integrating high CBD oil, legacy hashish, high CBD capsules, High THC capsules, High THC oil and Florida Citrus Kush Flower. Mood Ring™ is produced using Neptune’s patented cold ethanol extraction process, which creates a full spectrum concentrate that preserves terpenes to retain its earthy aroma and flavor. PanHash™ includes two product lines with a high concentration of CBD in cannabis oil and capsules, leveraging the Company’s cold ethanol extraction technology, which produces full-spectrum extracts, preserving all the plant’s terpenes.  Please see the “Our B2C Brand Portfolio Strategy” section of this MD&A for a description of those products.

Nutraceuticals

Neptune offers a variety of specialty ingredients, including our licensed specialty ingredient MaxSimil®, a technology that helps increase digestion and absorption of fat-soluble and nutritional ingredients.  Additionally, the Company sources a variety of other marine oils, seed oils and specialty ingredients that are available for sale as raw material or transformed into finished products. The Company plans to launch a new line of Vitamin Sprays and Pumps for both children and adults. Neptune is focused on expanding its exclusive Omega-3 delivery technology MaxSimil® while improving growth and profitability in its Nutraceuticals vertical through its brand Biodroga Neutraceuticals.

Neptune’s core strength is product innovation with a focus on specialty ingredients offered in bulk soft gels and liquid delivery systems. The Company continues to expand its delivery system capabilities with projects for pumps, sprays, roll-ons and CBD enhancements. All of Neptune’s Nutraceutical products are available under distributors’ private labels, primarily sold in the Canadian and U.S. nutraceutical markets. With more than 50 years of combined experience in the nutrition industry, Neptune, through its nutraceuticals products business, also formulates, develops and provides customers with turnkey nutrition solutions.

Beauty & Personal Care

Neptune is leveraging the power of cannabinoids and other plant-based ingredients to help consumers generally feel better than they did before. The Company sells wellness brands to the Beauty & Personal Care market through its leading brand, Forest Remedies. Forest Remedies offers several lines of CBD-based oils and extracts, and is expanding into plant-based supplements, including first-of-its kind multi-omega gummies and soft gels with packaging that is 100% plastic-free.

Organic Foods and Beverages

In February 2021, Neptune acquired a controlling interest in Sprout Foods, Inc., an organic plant-based baby food and toddler snack company. Sprout is an integral piece of Neptune's health and wellness portfolio and represents a key brand within the Organic Foods and Beverages vertical. Since completing the Sprout acquisition, the Company has begun expansion efforts in Sprout’s distribution across substantially all of Target's U.S. retail stores. The Company also announced, on July 27, 2021, the initial launch of Sprout products into Canada, in Metro grocery stores in the province of Ontario. Neptune further expects to launch Sprout products in North America throughout the remainder of the fiscal year. The Company expects the Neptune/Sprout combination to result in significant incremental revenue growth, with several near and long-term revenue synergy opportunities identified within Neptune’s existing relationships and current sales channels, as well as an exciting new product pipeline to be launched under the Sprout brand. Sprout’s three main brands are Sprout®, Nosh!® and NurturMe®.  As described above, Neptune also announced on June 9, 2021, an exclusive multi-year licensing agreement between Sprout and CoComelon, the #1 children’s entertainment and educational show in the world with more than 110 million subscribers worldwide.

management discussion and analysis

OUR B2C BRAND PORTFOLIO STRATEGY

We are currently working on accelerating brand equity for our brand portfolio:

Biodroga Neutraceuticals™. Neptune, through its Biodroga Nutraceuticals, Inc. subsidiary, provides product development and turnkey solutions (4PL) to its customers throughout North America.  Biodroga offers a full range of services, whether it is leveraging our global network of suppliers to find the best ingredients or developing unique formulations that set our customer apart from their competition.  Biodroga’s core products are MaxSimil, various Omega-3 flavored fish oils and a line of CBD enhanced products, as well as softgel solutions.

MaxSimil.  Neptune’s patented MaxSimil is an omega-3 fatty acid delivery technology that uses enzymes that mimic the natural human digestive system to predigest omega-3 fatty acids.  The Journal of Nutrition by the Oxford University Press, recently released the results of a clinical study that evidences MaxSimil’s superior absorption as compared with standard fish oil supplements.  MaxSimil was first introduced to the market in 2018, and is sold as a straight omega-3 supplement with standard and unique concentration of EPA/DHA.  MaxSimil is also starting to be presented in combination with specialty ingredients such as Curcumin, Vitamin K2 and CBD.

Forest Remedies™. Under our Forest Remedies™ brand, we intend to commercialize a full line of health and wellness products with and without CBD. The initial launch of the Forest Remedies™ brand was focused in the United States.

Ocean Remedies™. Neptune also rebranded OCEANO³ to Ocean Remedies™. The Company’s omega-3 products are now commercialized under the Ocean Remedies™ brand. Among the several initiatives underway is a clinical study to determine if MaxSimil® fish oil, when used as a carrier oil, can increase the absorption of cannabinoids in humans. We have increased our clinical activity because of the benefits we anticipate in combining our omega-3 formulations with cannabinoids and have increased the size of our R&D team accordingly.

Neptune Wellness. Neptune, through its Neptune Health & Wellness Innovations, Inc. subsidiary, began selling its branded hand sanitizer line in the first quarter of fiscal year 2021, and launched an expanded line of hand sanitizer product lines in the club store channel in July 2020. These hand sanitizer products are plant-based hand sanitizers made with specialized blends of essential oils, aloe vera and fruit extracts and were developed with International Flavors & Fragrances, Inc.

Mood Ring™. In Canada, we have received our license amendment from Health Canada to sell cannabis products, and we now commercialize, under the Mood Ring™ brand, derived product forms of cannabis such as tinctures, capsules, concentrates and other refined products designed for frequent cannabis consumers. Since March 2021, Health Canada also allows Neptune to sell dried cannabis flower and pre-rolled cannabis in the Canadian recreational market.

PanHash™.  The newest addition to Neptune’s line of products, the PanHash™ brand was specifically designed for the Quebec market to sell cannabis products in the province of Quebec. The initial PanHash™ launch, occurred in May 2021, and included two products with a high concentration of CBD: cannabis oil and capsules.

Sprout®. Neptune entered a new market with the Neptune/Sprout combination.  Sprout has created a trusted organic baby food brand with a comprehensive range of products that are always USDA certified organic, non-GMO and contain nothing artificial. Sprout’s products target four segments: Stage 2 (children 6 months and up), Stage 3 (children 8 months and up), Toddler (children aged 12 months and up) and Snacks (children 8 months and up). Since our acquisition of a controlling interest in Sprout, the Company has begun expansion efforts in Sprouts' distribution substantially in all of Target's U.S. retail stores. The Company also expects to launch Sprout products in Canada during the second fiscal quarter of fiscal year 2022; it announced on July 27, 2021 the initial launch in Metro grocery stores in the province of Ontario.

NurturMe®. Prior to the Neptune/Sprout transaction in early 2021, Sprout acquired the assets of NuturMe, an organic baby food brand.  Their product line ranges from Stage 1 (4 to 6 months) quinoa cereal to probiotic and prebiotic fortified Toddler pouches.

Nosh!®. Prior to the Neptune transaction in early 2021, Sprout acquired the assets of organic baby food brand Nosh!. Nosh! products range from Stage 1 teethers to Toddler and up-aged snacks. This includes an allergen introduction line “Peanut Butter Puffs”.

management discussion and analysis

RECENT CORPORATE DEVELOPMENTS

Neptune’s Presence in Canada’s Cannabis Market

Neptune currently supplies the market with premium cannabis extracts, under its Mood Ring™ and PanHash™ brands, and will expand its offering to include all regulated product categories. This empowers the Company to provide a comprehensive portfolio, enhance its total addressable market and target the lucrative flower segment, which is a dominant force in the industry both in sales and revenue.  All cannabis products are manufactured and packaged at the Company's purpose-built facility in Sherbrooke, Quebec.

Mood Ring™

The Mood Ring™ brand and product line were launched to meet consumer demand for high-quality, affordable and environmentally friendly cannabis products. Mood Ring™ leverages Neptune’s decades of experience in the wellness, extraction and consumer packaged goods (“CPG”) industries to bring product offerings to market that are designed to meet the specific demands of Canadian consumers. Mood Ring CBD products primarily target wellness focused consumers looking for natural products, whereas Mood Ring THC concentrates focus on the recreational market. Mood Ring™ uses Neptune’s proprietary cold ethanol extraction process technology to create full spectrum extracts for the Company’s tincture and capsule products and newly implemented solventless extraction for THC concentrates. These processes allow Mood Ring™ to provide consumers with all of the cannabinoid and terpene benefits of the plant with a significantly lower environmental impact, requiring significantly less energy use when compared to CO2 extraction.

British Columbia

On June 10, 2021, Neptune launched three new Mood Ring branded cannabis products, including the first branded flower product (Mood Ring High THC Capsules, Mood Ring High THC Oil and Mood Ring Florida Citrus Kush Flower), in the province of British Columbia. The Mood Ring Florida Citrus Kush is Neptune's first branded flower product introduced to the Canadian market.

Quebec (PanHashTM)

Previously this year, Neptune announced it entered into a letter of intent with Société québécoise du cannabis (“SQDC”), the province’s sole legal retailer for recreational cannabis, for the sale of Neptune’s new cannabis brand, PanHash™, exclusively for the Province of Quebec.  The initial PanHash™ launch will include two products with a high concentration of CBD: cannabis oil and capsules. These products benefit from Neptune’s proprietary cold ethanol extraction technology, which produces full-spectrum extracts, preserving all of the plant’s terpenes. The agreement authorizes Neptune to supply PanHash™ products to the SQDC for sale in Quebec. PanHash™ products have been available for purchase since May 27, 2021.

Alberta

Neptune announced on April 28, 2021 it entered into a supply agreement with Alberta Gaming, Liquor and Cannabis (“AGLC”), the wholesaler and sole online retailer for recreational cannabis in Alberta, for the sale and distribution of Neptune's proprietary recreational cannabis brand, Mood Ring™. This is the fourth supply agreement the Company has secured with a provincial cannabis wholesaler, and enables Neptune to sell recreational cannabis products, through its Mood Ring™ and PanHashTM brands, to over 2,000 retailers across British Columbia, Alberta, Ontario and Quebec; these four provinces accounted for over 80% of the Canadian cannabis retail sales in 2020. On August 2, 2021, Neptune also announced the launch of the Mood Ring Florida Citrus Kush flower in the province of Alberta.

Neptune Completes its Strategic Transition from Extraction to Cannabis Consumer Packaged Goods

In April 2021, Neptune completed its transition from revenue derived from hemp and cannabis extraction to revenue from consumer packaged goods and branded products, such as Mood Ring™ — an end-to-end developed and manufactured cannabinoid-based product portfolio targeting both wellness-focused CBD consumers looking for natural products, and the recreational market with THC concentrate product. Neptune is beginning its first commercial production of hashish (or hash) — comprised of extracted cannabis trichomes utilizing its own proprietary technologies at the Company’s purpose-built facility in Sherbrooke, Quebec. The hashish products are focused on the recreational market for high THC products.

Changes to the Board of Directors

On May 17, 2021, Neptune announced that Richard Schottenfeld resigned as a director of the Company for personal considerations.

As per the Company’s Management Information Circular dated July 30, 2021, Jane Pemberton and Frank Rochon are not standing for re-election at the Annual General Meeting (“AGM”) to be held on August 26, 2021 and their mandates will cease on that date.

Ms. Julie Phillips, who currently serves as Vice President for Herschend Family Entertainment where she has held this and prior roles since 2013, is a director nominee at the AGM. Ms. Phillips also serves since April 2019 as a member of the Board of Directors of the Lane Thomas Foundation, which is dedicated to supporting families of children needing lifesaving organ transplants.

management discussion and analysis

Neptune Announces Exclusive Licensing Agreement Between Sprout Foods and CoComelon®

On June 9, 2021, the Company announced a multi-year licensing agreement between Sprout and CoComelon®, the world's leading children's entertainment brand, owned and operated by Moonbug Entertainment Ltd (“Moonbug”). With more than 110 million subscribers worldwide, CoComelon is the #1 children's entertainment and educational show in the world claiming a #1 ranking on YouTube with its top three episodes generating nearly nine billion views around the world. Additionally, the show was #1 on Netflix and maintains a Top 10 ranking across all genres with the recent launch of Season 3. Sprout products bearing the licensed property are expected to launch in the summer of 2021 in North America.

Neptune Launches Forest Remedies Plant-Based Omega 3-6-9 Supplements

On July 22, 2021, Neptune announced the launch of Forest Remedies' plant-based Multi Omega 3-6-9 gummies and soft gels. Forest Remedies' new plant-based multi-omega soft gels and gummies use all natural oil from Ahiflower® grown in the United Kingdom, which is a much more sustainable and eco-friendly source of omegas 3, 6, and 9 in contrast to fish or krill oil. The product is vegan, and Neptune’s plant-based sourcing does not contribute to the overfishing of marine life.

Neptune Launches Sprout Foods, Inc. Products in Canada

On July 27, 2021, Neptune announced the initial launch of Sprout Organic Foods products into Canada, in Metro grocery stores in the province of Ontario. The initial launch includes Broccoli Curlz and White Cheddar Curlz toddler snacks as well as Blueberry Apple and Pumpkin Butter & Jelly Wafflez toddler snacks. Later this summer, the Company will expand its Metro offerings with additional products from its Crinklez toddler snacks.

management discussion and analysis

SELECTED CONSOLIDATED ANNUAL AND QUARTERLY INFORMATION

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets out selected consolidated financial information, in thousands of dollars, except for the basic and diluted loss per share which are shown in dollars.

	Three-month periods ended
	June 30,	June 30,	June 30,
	2021	2020	2019
		(Restated)[3]
	$	$	$
Total revenues	12,379	11,247	4,361
Adjusted EBITDA[1]	(15,884)	(2,480)	(2,707)
Net loss	(22,981)	(11,427)	(6,452)
Net loss attributable to equity holders of the Corporation	(20,578)	(11,427)	(6,452)
Basic and diluted loss per share attributable to equity holders of the Corporation	(0.12)	(0.11)	(0.07)

	As at June 30, 2021	As at March 31, 2021	As at March 31, 2020
	$	$	$
Total assets	211,047	234,745	168,776
Working capital[2]	61,380	81,879	21,579
Non-current financial liabilities	27,724	29,976	7,930
Equity attributable to equity holders of the Corporation	128,144	146,103	143,630

SELECTED CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

The following tables set out selected consolidated financial information for the last eight quarters.  All amounts in these tables are in thousands of dollars, except for basic and diluted income (loss) per share which are shown in dollars.  More details and explanations on each of the quarterly financial data above can be found in the corresponding Management Discussion and Analysis.

	June 30,	March 31,	December 31,	September 30,
	2021	2021	2020	2020
			(Restated)[4]	(Restated)[4]
	$	$	$	$
Total Revenues	12,379	6,768	3,320	25,475
Adjusted EBITDA[1]	(15,884)	(24,677)	(12,492)	(13,041)
Net loss	(22,981)	(60,328)	(74,877)	(21,961)
Net loss attributable to equity holders of the Corporation	(20,578)	(58,881)	(74,877)	(21,961)
Basic and diluted loss per share attributable to equity holders of the Corporation	(0.12)	(0.40)	(0.60)	(0.20)

	June 30,	March 31,	December 31,	September 30,
	2020	2020	2019	2019
	(Restated)[3]
	$	$	$	$
Total Revenues	11,247	9,530	9,175	6,512
Adjusted EBITDA[1]	(2,480)	(5,783)	(6,001)	(4,581)
Net income (loss)	(11,427)	(39,239)	5,603	(20,775)
Net income (loss) attributable to equity holders of the Corporation	(11,427)	(39,239)	5,603	(20,775)
Basic and diluted loss per share attributable to equity holders of the Corporation	(0.11)	(0.41)	0.06	(0.23)

1 The Adjusted EBITDA is not a standard measure endorsed by IFRS requirements. A reconciliation to the Corporation’s net loss is presented below.

2 The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public companies.

3 This restatement is discussed below under “Restatement of Comparative Period Figures” in the Consolidated Results section of this MD&A.  The interim financial statements for the period ended June 30, 2020 have not been refiled, but the comparatives are corrected in the interim financial statements for the period ended June 30, 2021 filed with this MD&A.

4 The restatements are discussed under “Revenues” in the Consolidated Results section of the MD&A for the year ended on March 31, 2021, when the restatements occurred.  The interim financial statements for the periods ended September 30, 2020 and December 31, 2020 have not been refiled, but the comparatives will be corrected when the interim financial statements for the periods ended September 30, 2021 and December 31, 2021 are filed.

management discussion and analysis

CONSOLIDATED FINANCIAL ANALYSIS

ADJUSTED EBITDA

Although the concept of Adjusted EBITDA is not a financial or accounting measure defined under IFRS and it may not be comparable to other issuers, it is widely used by companies.  Neptune obtains its Adjusted EBITDA measurement by adding to net loss, net finance costs and depreciation and amortization, and by subtracting income tax recovery. Other items such as stock-based compensation, non-employee compensation related to warrants, litigation provisions, acquisition costs, integration costs, signing bonuses, severances and related costs, impairment losses, write-downs, revaluations, and changes in fair values of the Corporation are also added back as they may vary significantly from one period to another. Adjusting for these items does not imply they are non-recurring.

Adjusted EBITDA1 reconciliation, in thousands of dollars

	Three-month periods ended
	June 30,	June 30,
	2021	2020
		(Restated)[2]

Net income (loss) for the period	$(22,981)	$(11,427)
Add (deduct):
Depreciation and amortization	2,316	2,759
Revaluation of derivatives	(2,480)	—
Net finance costs	2,012	1,457
Stock-based compensation	3,819	3,498
Non-employee compensation related to warrants	(15)	875
Provisions	143	214
Integration costs	1,287	—
Signing bonuses, severances and related costs	—	207
Income tax expense (recovery)	15	(63)
Adjusted EBITDA[1]	$(15,884)	$(2,480)

1 The Adjusted EBITDA is not a standard measure endorsed by IFRS requirements.

2.This restatement is discussed below under “Restatement of Comparative Period Figures” in the Consolidated Results section of this MD&A.  The interim financial statements for the period ended June 30, 2020 has    not been refiled, but the comparatives are corrected in the interim financial statements for the period ended June 30, 2021 filed with this MD&A management discussion and analysis

CONSOLIDATED RESULTS

Restatement of Comparative Period Figures

During the second quarter of fiscal year 2021, the Corporation restated its results for the three-month period ended June 30, 2020, as it concluded that it did not meet the conditions for recognition of revenue as a principal for a significant transaction completed during the three-month period ended June 30, 2020, pursuant to the guidance of IFRS 15, Revenue Recognition. There was no impact on the net loss in the condensed consolidated interim statement of loss and comprehensive loss resulting from this restatement.

The impact of this restatement was as follow:

	Previously Reported	Effect of Restatement	Amended

Consolidated interim statement of loss and comprehensive loss for the three-month period ended June 30, 2020
Revenue from sales and services	$21,022,488	$(10,116,215)	$10,906,273
Cost of sales	(18,106,827)	10,116,215	(7,990,612)

This restatement did not impact the Corporation’s cash and cash equivalent amounts and reported amounts of operating, investing and financing activities within the consolidated interim statements of cash flows for three-month period ended June 30, 2020 neither the statement of financial position as at June 30, 2020.

Revenues

For the three-month period ended June 30, 2021, revenues totalled $12.4 million representing an increase of $1.1 million or 10% compared to $11.2 million for the three-month period ended June 30, 2020. When compared to the fourth quarter of fiscal year 2021, the revenues increased by $5.6 million or 83%, which was mainly attributable to the acquisition of Sprout (increase of $3.7 million).

The increase for the three-month period ended June 30, 2021, was mainly attributable to the addition of food and beverages revenues subsequent to the acquisition of Sprout in the last quarter of fiscal 2021. Food and beverages revenues contributed to an increase in revenue of $6.9 million. The increase in revenue was partially offset by a decrease in the cannabis revenues of $3.6 million in comparison to the three-month period ended June 30, 2020, which is mainly attributable to the shift of recognizing revenue over time for processing services related to B2B into a point in time for cannabis and hemp products with the launch of MoodRing and PanHash in the last half of fiscal 2021; there was also a significant decrease in volume sold in B2C as compared to what was being sold in B2B. Additionally, the revenues related to turnkey solutions decreased by $1.0 million when compared to the same period during the previous year, due to the timing of orders.

During the three-month period ended June 30, 2020, the Corporation realized an expansion in its health and wellness product portfolio including hand sanitizers, non-contact thermometers and gloves; this expansion was a strategic response to the needs related to Covid-19. However, throughout the previous fiscal year Neptune experienced production and transportation issues with third parties (such as FDA requirements, lack of raw materials and supply chain challenges) related to the pandemic situation, resulting in non-significant revenues from the health and wellness innovation expansion. Whenever third parties experience delays, disruptions, capacity constraints, regulatory issues, or quality control problems in their operations, or fail to meet Neptune’s requirements for timely delivery, Neptune’s ability to ship and deliver certain of its products to its customers was impacted and caused the loss of sales to existing or potential customers, delayed revenue recognition and increase in expenses as seen during fiscal 2021.  This resulted in a decrease of revenues of $1.2 million for the three-month period ended June 30, 2021 when compared to the three-month period ended June 30, 2020.

Total revenues for the three-month period ended June 30, 2021, include $0.3 million of royalty revenues, which are stable compared to $0.3 million for the three-month period ended June 30, 2020. Royalty streams come from licensing agreements on MaxSimil® and on an existing licensing agreement that was excluded from the sale of assets that occurred in 2017.

Gross Profit (Loss)

Gross profit (loss) is calculated by deducting the cost of sales from total revenues. Cost of sales consists primarily of costs incurred to manufacture products, including sub-contractors, freight expenses and duties on raw materials, storage and handling costs and lab testing on raw materials, and to acquire finished goods.

The consolidated gross profit (loss) for the three-month period ended June 30, 2021 amounted to $(2.9) million compared to $3.3 million for the three-month period ended June 30, 2020, a decrease of $6.1 million or 188%. The change in gross profit (loss) for the three-month periods ended June 30, 2021, compared to the three-month period ended June 30, 2020, is mainly attributable to the cannabis and hemp products, which represent the bulk of the negative gross margin increases ($2.2 million), a decrease in the health and wellness product portfolio sales which resulted in a decrease in gross profit of $1.2 million, as well as the addition of food and beverages products subsequent to the acquisition of Sprout in the last quarter of fiscal 2021 . Increases in cost of sales expenses were partly offset by government wage subsidies related to the Canada Emergency Wage Subsidy (“CEWS”) of $0.8 million for the quarter, compared to nil in 2020.

For the three-month periods ended June 30, 2021 and 2020, the gross margin went from 29.0% in 2020 to (23.0)% in 2021, a decrease of 52.%. The changes in gross margin versus last year are directly related to the factors mentioned above. By excluding from costs of sales various fixed costs in the amount of $3.2 million and depreciation and amortization of $1.0 million, as well as costs related to SugarLeaf amounting to $0.2 million, a consolidated gross profit of 13% could be derived, a positive difference of 36 % when compared to the 23.0% gross profit loss of the quarter.

management discussion and analysis

Research and Development (“R&D”) Expenses Net of Tax Credits and Grants

R&D expenses net of tax credits and grants amounted to $0.2 million in the three-month period ended June 30, 2021 compared to $0.4 million for the same period the prior year.  In 2021, the decrease of $0.2 million or 56% is mainly due to timing of cannabis projects.

Selling, General and Administrative (“SG&A”) Expenses

Regarding the three-month period ended June 30, 2021 compared to the same period in 2020, SG&A expenses amounted to $20.4 million compared to
$12.9 million, an increase of $7.5 million or 59%, which is mainly due to salaries and benefits (increase of $2.4 million), integration costs subsequent to the Sprout acquisition ($1.3 million), and the increase of legal fees ($3.1 million), partly offset by a decrease in depreciation and amortization expenses ($0.4 million) as well as advertising fees related to the AMI warrants ($0.7 million), the rest of the increase coming from less significant increases in insurance, marketing, royalty fees and others. Increases in SG&A expenses were also offset by government wage subsidies related to the Canada Emergency Wage Subsidy (“CEWS”) of $0.1 million compared to nil in 2020.

Net finance costs, revaluations, changes in fair values and foreign exchange losses

This portion of the consolidated statement of income (loss) amounted to a gain of $0.5 million for the three-month period ended June 30, 2021, compared to a loss of $1.5 million for the three-month period ended June 30, 2020, a change of $1.9 million or 132% for the three-month period ended June 30, 2021. The variation for the quarter is mainly attributable to the changes in fair values of derivative instruments as at June 30, 2021 which resulted in a gain of $2.5 million. These financial instruments were not in place during the three-month period ended June 30, 2020. The impact of foreign exchange ($0.2 million) as well as finance costs ($0.3 million) accounted for most of the remaining variance compared to the same period of the previous year.

Income taxes

Income tax expenses (recoveries) for the three-month periods ended June 30, 2021 and 2020 were relatively stable, at ($0.0) million and $0.1 million, respectively.

Adjusted EBITDA1

Adjusted EBITDA loss increased by $13.4 million or 540% for the quarter ended June 30, 2021 to an Adjusted EBITDA loss of ($15.9) million compared to ($2.5) million for the quarter ended June 30, 2020.

The increase in Adjusted EBITDA loss for the quarter ended June 30, 2021 compared to the quarter ended June 30, 2020 is mainly attributable to the change in net loss (increase of $11.5 million) and by the following changes in adjustments to EBITDA: integration costs (decrease of $1.3 million), non-employees compensation related to warrants (decrease of $0.9 million), revaluation of derivatives (increase of $2.5 million).

Net loss

The net loss for the three-month period ended June 30, 2021 totaled $23.0 million compared to $11.4 million for the three-month period ended June 30, 2020, an increase of $11.6 million or 101%, which is attributable mainly to the decrease in gross profit ($6.1 million), the increase in SG&A expenses ($7.5 million), partly offset by the positive revaluation of financial derivatives of $2.5 million as mentioned above.

1 The Adjusted EBITDA is not a standard measure endorsed by IFRS requirements.

management discussion and analysis

BUSINESS SEGMENT ANALYSIS

The Corporation’s management structure and performance is measured based on a single segment, which is the consolidated level, as this is the level of information used in internal management reports that are reviewed by the Corporation’s Chief Operating Decision Maker.

Geographical information

Revenue is attributed to geographical locations based on the origin of customers’ location.

	Quarter Ended	Quarter Ended
	June 30, 2021	June 30, 2020
		(Restated)[1]
	Total Revenues	Total Revenues

Canada	$5,079,326	$6,963,882
United States	7,010,146	3,966,628
Other countries	289,961	316,528
	$12,379,433	$11,247,037

1 This restatement is discussed below under “Restatement of Comparative Period Figures” in the Consolidated Results section of this MD&A.  The interim financial statements for the period ended June 30, 2020 has not been refiled, but the comparatives are corrected in the interim financial statements for the period ended June 30, 2021 filed with this MD&A.

Revenues decreased by $1.9 million or 27% in Canada, increased by $3.0 million or 77% in the United States and decreased by $0.0 million or 8% for other countries (all royalty revenues) for the three-month period ended June 30, 2021 compared to the three-month period ended June 30, 2020. The decrease of revenue in Canada is mainly attributable to the shift of recognizing revenue over time for processing services related to B2B into a point in time for cannabis and hemp products with the launch of Mood Ring and PanHash in the last half of fiscal 2021; there was also a significant decrease in volume sold in B2C as compared to what was being sold in B2B. Neptune’s acquisition of Sprout in the last quarter of fiscal year of 2021 increased revenues in the United States.

management discussion and analysis

FINANCIAL AND CAPITAL MANAGEMENT

USE OF PROCEEDS

The use of proceeds for the quarters ended June 30, 2021 and 2020 was as follows:

	Three-month periods ended
	June 30,	June 30,
	2021	2020

Sources:
Proceeds from the issuance of shares through an At-The-Market Offering	$—	$19,045,446
Proceeds from exercise of options	—	3,358,588
Increase in loans and borrowings	—	25,903
Maturity of short-term investment[1]	11,950	12,000
Interest received	6,514	17,643
	18,464	22,459,580

Uses:
Acquisition of property, plant and equipment	577,802	1,433,814
Acquisition of intangible assets	90,500	8,135
Payment of lease liabilities	91,268	107,343
Interest paid	371,906	135,643
Costs of issuance of shares	—	843,835
Withholding taxes paid pursuant to the settlement of non-treasury RSUs	1,213,388	288,455
Foreign exchange loss on cash and cash equivalents held in foreign currencies	1,081,506	569,942
Cash flows used in operating activities	23,188,138	10,146,053
	26,614,508	13,533,220

Net cash inflows (outflows)	$(26,596,044)	$8,926,360

Sources of Funds

For the three-month period ended June 30, 2021, funds coming from different sources amounted to $0.0 million representing a decrease of $22.4 million or 100% compared to $22.5 million for the three-month period ended June 30, 2020. The decrease for the quarter ended June 30, 2021 was mainly attributable to the gross proceeds from the issuance of equity (decrease of $22.4 million).

At-The-Market Offering

During the three-month period ended June 30, 2020, the Corporation sold a total of 5,411,649 shares through the At-The-Market offering (the “ATM Offering”) over the NASDAQ stock market, for gross proceeds of $19.0 million and net proceeds of $18.2 million. The shares were sold at the prevailing market prices which resulted in an average of approximately US$2.53 per share.  Effective February 16, 2021, the ATM Offering was terminated and Neptune will make no further sales under the ATM Offering. As of that date, Neptune had sold 9,570,735 of its common shares under the ATM Offering, raising approximately US$18.6 million in gross proceeds.

Uses of Funds

For the quarter ended June 30, 2021, funds used for operating, investing and financing activities amounted to $26.6 million representing an increase of $13.1 million or 97% compared to $13.5 million for the quarter ended June 30, 2020. The change for the quarter ended June 30, 2021 was mainly attributable to the increase in cash flows used in operating activities (plus $13.4 million).

Net cash inflows (outflows)

Consequent to the changes in sources and uses of funds for the quarter ended June 30, 2021 discussed above, net cash outflows amounted to $26.6 million for the three-month period ended June 30, 2021, compared to net cash inflows of $8.9 million for the three-month period ended June 30, 2020.  This represents a decrease of $35.5 million or 398% for the three-month period ended June 30, 2021 compared to the same period in the previous year, direct consequence of the changes in the sources and uses of funds described earlier.

management discussion and analysis

CAPITAL RESOURCES

Liquidity position

As at June 30, 2021, the Corporation’s liquidity position, consisting of cash and cash equivalents, was $48,571,056. The Corporation also has a short-term investment of $24,064.

Loans and borrowings

On February 10, 2021, as part of the Sprout acquisition, Sprout issued a promissory note of US$10,000,000 guaranteed by the Corporation and secured by a first-ranking mortgage on all movable assets of Sprout current and future, corporeal and incorporeal, and tangible and intangible.   The outstanding principal balance bears simple interest at the rate of 10.0% per annum, payable quarterly in arrears on the last day of each fiscal quarter during the term, commencing March 31, 2021.  The principal is payable on February 1, 2024.

Equity

Equity consists of the following items:

	June 30,	March 31,
	2021	2021

Share capital	$384,803,470	$379,643,670
Warrants	23,932,557	23,947,111
Contributed surplus	69,437,057	71,991,328
Accumulated other comprehensive income	1,230,726	1,202,409
Deficit	(351,259,807)	(330,681,375)
Total equity attributable to equity holders of the Corporation	$128,144,003	$146,103,143
Total equity attributable to non-controlling interest	25,290,526	28,080,004
Total equity	$153,434,529	$174,183,147

management discussion and analysis

BUSINESS COMBINATION

Acquisition of a 50.1% interest in Sprout Foods, Inc.

On February 10, 2021, Neptune acquired a 50.1% interest in Sprout Foods, Inc. (“Sprout” or “Sprout Foods”). The transaction consideration includes a cash payment of $7.6 million (USD$6.0 million) and the issuance of 6,741,573 Neptune common shares having a value at issuance of $22.3 million (USD$17.6 million). Additionally, Neptune is guaranteeing a $12.6 million (USD$10.0 million) note issued by Sprout in favor of Morgan Stanley Expansion Capital (“MSEC”).

Furthermore, Sprout’s other owners of equity interests granted Neptune a call option (the "Call Option") to purchase the remaining 49.9% outstanding equity interests of Sprout, at any time beginning on January 1, 2023 and ending on December 31, 2023. The total consideration payable for the additional shares (“Call Shares”) upon the exercise of the Call Option and the closing of Neptune's acquisition of the Call Shares would be equal to the total equity value of the Call Shares, which would be based upon the applicable percentage acquired by Neptune of the total enterprise value for Sprout.

As at the close of the transaction, the value of the asset related to the Call Option was determined to be $7.0 million (USD$5.5 million), representing the difference between the market price and the contract value of the Call Option, discounted at a rate of 8.9% and assuming the transaction would take place on January 1, 2023.  To establish the market price, the multiples selected were 2.3x for revenues and 12.0x for EBITDA, based on analysis of average and median industry multiples, and were adjusted to consider a 20% discount; the multiples to be used as per the contract are 3.0x for revenues and 15.0x for EBITDA, weighted at 50%. As at June 30, 2021, the fair value of this asset was remeasured to $7.1 million or USD$5.7 million (2020 - $7.0 million or USD$5.6 million), generating a gain on remeasurement of $0.1 million accounted under revaluation of derivatives (2020 – gain of $0.1 million) and a foreign exchange loss of $0.1 million for the three-month period ended June 30, 2021 (2020 – loss of $0.1 million).

Through Sprout Foods, Neptune enters a new market: the organic baby food market.  Sprout is committed to offering products that contain whole foods, no preservatives, no concentrates, no added sugar, are USDA certified organic and are non-GMO. Sprout’s products target four segments: Stage 2 (children 6 months and up), Stage 3 (children 8 months and up), Toddler (children aged 12 months and up) and Snacks (children 8 months and up).

On February 4, 2021, the United States House of Representatives Subcommittee on Economic and Consumer Policy, Committee on Oversight and Reform (the “Subcommittee”), published a report, “Baby Foods Are Tainted with Dangerous Levels of Arsenic, Lead, Cadmium, and Mercury” (the “Report”), which stated that, with respect to Sprout, “Independent testing of Sprout Organic Foods” has confirmed that their baby foods contain concerning levels of toxic heavy metals.” The Report further stated that after receiving reports alleging high levels of toxic metals in baby foods, the Subcommittee requested information from Sprout but did not receive a response.

On February 11, 2021, following the acquisition of a 50.1% stake in Sprout by Neptune, the Subcommittee contacted Sprout, reiterating its requests for documents and information about toxic heavy metals in Sprout’s baby foods. Sprout provided an initial response to the Subcommittee on February 25, 2021.

Further, on February 24, 2021, the Office of the Attorney General of the State of New Mexico (“NMAG”) delivered to Sprout a civil investigative demand requesting similar documents and information with regards to the Report and the NMAG’s investigation into possible violations of the False Advertising Act of New Mexico. Sprout produced documents to the NMAG on March 10, 2021. The pending inquiries and potential findings could result in material litigation and may have a material adverse effect on our business, financial condition, or results of operations.

The acquisition has been accounted for using the acquisition method with the results of the operations of Sprout being included in the consolidated financial statements since the date of acquisition.

The cash consideration of this transaction was funded with the proceeds of previous issuances of shares.

The following table summarizes the purchase price of the acquisition, the fair value of the identifiable assets acquired and liabilities assumed as of the acquisition date:

Fair value recognized on acquisition
Assets acquired
Cash and cash equivalents	$3,633,699
Trade receivables	2,618,278
Inventories	9,780,303
Prepaid expenses and other current assets	226,226
Property and equipment	178,488
Right-of-use asset	1,132,815
Tradenames	28,386,625
Other assets	7,044,969
53,001,403

Liabilities assumed
Trade and other payables	$6,554,426
Lease liability	1,132,815
Promissory note	14,528,860
22,216,101

Total identifiable net assets at fair value	30,785,302

Non-controlling interest measured at fair value (49.9%)	(29,825,623)
Goodwill arising on acquisition	28,990,097

Purchase price	$29,949,776

Consist of:
Cash	$7,615,800
Common shares issued, at fair value	22,333,976
Total consideration	$29,949,776
Note: As part of the acquisition of Sprout, net deferred tax assets of $19,358,652 were acquired for which a full valuation allowance was recognized.

As at March 31, 2021, the purchase price allocation is final.

The gross amount of the trade accounts receivable amount to $3,891,493 of which $1,273,215 was expected to be uncollectible at the acquisition date.

The goodwill recognized in connection with this acquisition is primarily attributable to synergies with existing business, and other intangibles that do not qualify for separate recognition including assembled workforce. Goodwill and intangible assets are deductible for income tax purposes.

management discussion and analysis

CONSOLIDATED CONTRACTUAL OBLIGATIONS

The following are the contractual maturities of financial liabilities and other contracts as at June 30, 2021, in thousands of dollars:

						June 30, 2021
Required payments per year	Carrying amount	Contractual Cash flows	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Trade and other payables and long-term payables	$27,602	$27,602	$27,602	$—	$—	$—
Lease liabilities[1]	4,045	3,416	998	1,659	759	—
Loans and borrowings[2]	13,720	15,191	1,000	14,191	—	—
Other Liability[3]	2,425	18,597	—	—	—	18,597
Research and development contracts	—	715	415	300	—	—
Purchase obligation	—	246	246	—	—	—
Other agreements	—	1,241	358	840	43	—
	$47,792	$67,008	$30,619	$16,990	$802	$18,597

(1)	Includes interest payments to be made on lease liabilities corresponding to discounted effect.
(2)	Includes interest payments to be made on loans and borrowings.
(3)	According to the employment agreement with the CEO, a long-term incentive is payable if the Corporation reaches a level of market capitalization.

Under the terms of its financing agreements, the Corporation is not required to meet financial covenants.

The Corporation has no significant off-balance sheet arrangements as at June 30, 2021, other than those mentioned above and the commitments mentioned under note 15 of the condensed consolidated interim financial statements for the three-month period ended June 30, 2021.

management discussion and analysis

CONTINGENCIES

In the normal course of operations, the Corporation is involved in various claims and legal proceedings. The most significant of which are as follows:

(i)

Under the terms of an agreement entered into with a corporation controlled by a Former CEO of the Corporation, the Corporation is required to pay royalties of 1% of its revenues in semi-annual instalments, for an unlimited period. Based on currently available information, a provision of $0.3 million has been recognized for this claim as of June 30, 2021 (refer to ”Provisions” in this MD&A).

(ii)

In September 2020, Neptune submitted a claim and demand for arbitration against Peter M. Galloway and PMGSL Holdings, LLC (collectively “PMGSL”) in accordance with the Asset Purchase Agreement (“APA”) dated May 9, 2019 between, among others, Neptune and PMGSL. Separately, PMGSL submitted a claim and demand for arbitration against Neptune. The Neptune claims and PMGSL claims have been consolidated into a single arbitration and each are related to the purchase by Neptune of substantially all of the assets of the predecessor entities of PMGSL Holdings, LLC. Neptune is claiming, among other things, breach of contract and negligent misrepresentation by PMGSL in connection with the APA and is seeking, among other things, equitable restitution and any and all damages recoverable under law. PMGSL is claiming, among other things, breach of contract by Neptune and is seeking, among other things, payment of certain compensation contemplated by the APA. While Neptune believes there is no merit to the claims brought by PMGSL, a judgment in favor of PMGSL may have a material adverse effect on our business and Neptune intends to continue vigorously defending itself. Based on currently available information, a provision of $0.7 million has been recognized for this case as at June 30, 2021 ($0.8 million as at March 31, 2021).

(iii)

In July 2020, the Corporation experienced a cybersecurity incident which was reported to the authorities. The Corporation paid an amount to the threat actor in exchange for destruction of the data held by the threat actor. In addition, Neptune also incurred other costs associated with this cybersecurity incident, including legal fees, investigative fees, costs of communications with affected customers and credit monitoring services provided to the Corporation’s current and former employees. The Corporation expects to continue to incur costs associated with maintaining appropriate security measures and otherwise complying with its obligations.

(iv)

On February 4, 2021, the United States House of Representatives Subcommittee on Economic and Consumer Policy, Committee on Oversight and Reform (the “Subcommittee”), published a report, “Baby Foods Are Tainted with Dangerous Levels of Arsenic, Lead, Cadmium, and Mercury” (the “Report”), which stated that, with respect to Sprout, “Independent testing of Sprout Organic Foods” has confirmed that their baby foods contain concerning levels of toxic heavy metals.” The Report further stated that after receiving reports alleging high levels of toxic metals in baby foods, the Subcommittee requested information from Sprout but did not receive a response.

On February 11, 2021, following the acquisition of a 50.1% stake in Sprout by Neptune, the Subcommittee contacted Sprout, reiterating its requests for documents and information about toxic heavy metals in Sprout’s baby foods. Sprout provided an initial response to the Subcommittee on February 25, 2021 is cooperating with the Subcommittee requests.

Further, on February 24, 2021, the Office of the Attorney General of the State of New Mexico (“NMAG”) delivered to Sprout a civil investigative demand requesting similar documents and information with regards to the Report and the NMAG’s investigation into possible violations of the False Advertising Act of New Mexico. Sprout is responding to the requests of the NMAG and is producing documents to the NMAG on March 10, 2021 as requested by the NMAG. The pending inquiries and potential findings could result in material litigation and may have a material adverse effect on our business, financial condition, or results of operations.

(v)

On March 16, 2021, a purported shareholder class action was filed in US District Court for the Eastern District of New York against the Company and certain of its current and former officers alleging violations of Section 10(b) and 20(a) of the Securities Exchange Act of 1934. The Company believes these claims are without merit and intends to vigorously defend itself.

The outcome of these claims and legal proceedings against the Corporation cannot be determined with certainty and is subject to future resolution, including the uncertainties of litigation.

management discussion and analysis

PROVISIONS

During the year ended March 31, 2019, the Corporation received a judgment from the Superior Court of Québec in respect of certain royalty payments alleged to be owed and owing to a former chief executive officer of the Corporation (the “Former CEO”) pursuant to the terms of an agreement entered into on February 23, 2001 between Neptune and the Former CEO (the “Royalty Agreement”). The Corporation appealed the judgment which was dismissed by the Court of Appeal of Québec in February 2021. Under the terms of the Royalty Agreement and as maintained by the court, annual royalties of 1% of the sales and other revenue made by the Corporation on a consolidated basis are payable by the Corporation to a Former CEO biannually, but only to the extent that the cost of the royalty would not cause the Corporation to have a  loss before interest, taxes and amortization (in which case, the payments would be deferred to the following fiscal year).

As of June 30, 2021, a provision of $0.3 million (March 31, 2021 - $1.9 million) has been recorded by the Corporation.  During the current fiscal year, the Corporation increased the provision by $0.1 million and made payments totalling $1.7 million to the Former CEO in relation with this provision. A litigation provision of $2.1 million was recorded in the consolidated statement of financial position of the year ended March 31, 2019 to cover the estimated cost of the judgement in accordance with the ruling above, including legal and administrative proceedings. During the year ended March 31, 2020, the Corporation paid $1.2 million related to the portion of the judgment not contested by Neptune and also paid $0.1 million in legal fees for the appeal. During the year ended March 31, 2021, an additional amount of $0.8 million had been recorded as a provision for royalty payments owed on consolidated revenues and as expenses related to the litigation, in the selling, general and administrative expenses of the consolidated statements of loss and comprehensive loss.

In September 2020, Neptune submitted a claim and demand for arbitration against Peter M. Galloway and PMGSL Holdings, LLC (collectively “PMGSL”) in accordance with the Asset Purchase Agreement (“APA”) dated May 9, 2019 between, among others, Neptune and PMGSL. Separately, PMGSL submitted a claim and demand for arbitration against Neptune. The Neptune claims and PMGSL claims have been consolidated into a single arbitration and each are related to the purchase by Neptune of substantially all of the assets of the predecessor entities of PMGSL Holdings, LLC. Neptune is claiming, among other things, breach of contract and negligent misrepresentation by PMGSL in connection with the APA and is seeking, among other things, equitable restitution and any and all damages recoverable under law. PMGSL is claiming, among other things, breach of contract by Neptune and is seeking, among other things, payment of certain compensation contemplated by the APA. While Neptune believes there is no merit to the claims brought by PMGSL, a judgment in favor of PMGSL may have a material adverse effect on our business and Neptune intends to continue vigorously defending itself. Based on currently available information, a provision of $0.7 million has been recognized for this case as at June 30, 2021 ($0.8 million as at March 31, 2021).

During the year ended March 31, 2021, the Corporation recorded $0.2 million of other provisions for other legal obligations.

management discussion and analysis

FINANCIAL MEASURES AND ACCOUNTING POLICIES

OUR ACCOUNTING POLICIES

Please refer to Note 3 of the annual consolidated financial statements as at March 31, 2021 for more information about significant accounting policies used to prepare the financial statements.

When preparing the financial statements in accordance with IFRS, the management of Neptune must make estimates and assumptions that affect the amounts reported in the financial statements and the notes thereto. Such estimates are based on Management’s knowledge of current events and actions that the Corporation may take in the future.

MATERIALITY OF INFORMATION FOR DISCLOSURE PURPOSES

Management determines whether or not information is "material" by judging if a reasonable investor’s decision whether or not to buy, sell or hold securities of the Company would likely be influenced or changed if the information in question were omitted or misstated.

NON-IFRS FINANCIAL PERFORMANCE MEASURES

The Corporation uses one adjusted financial measure, Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”) to assess its operating performance. This non-IFRS financial measure is mainly derived from the Corporation’s financial statements and is presented in a consistent manner, other than for those changes previously disclosed. The Corporation uses this measure for the purposes of evaluating its historical and prospective financial performance, as well as its performance relative to competitors. These measures also help the Corporation to plan and forecast for future periods as well as to make operational and strategic decisions. The Corporation believes that providing this information to investors, in addition to IFRS measures, allows them to see the Corporation’s results through the eyes of Management, and to better understand its historical and future financial performance. Neptune’s method for calculating Adjusted EBITDA may differ from that used by other corporations.

Neptune obtains its Adjusted EBITDA measurement by adding to net income (loss), net finance costs and depreciation and amortization and by subtracting income tax recovery. Other items such as stock-based compensation, non-employee compensation related to warrants, litigation provisions, acquisition costs, integration costs, signing bonuses, severances and related costs, impairment losses, write-downs, revaluations and changes in fair values of the Corporation are also added back as they may vary significantly from one period to another. Adjusting for these items does not imply they are non-recurring.

A reconciliation of net loss to Adjusted EBITDA is presented on page 8 of this document.

CRITICAL ACCOUNTING ESTIMATES

The consolidated financial statements are prepared in accordance with IFRS. In preparing the consolidated financial statements for the three-month periods ended June 30, 2021 and 2020, Management made estimates in determining transaction amounts and statement of financial position balances. Certain policies have more importance than others. We consider them critical if their application entails a substantial degree of judgement or if they result from a choice between numerous accounting alternatives and the choice has a material impact on reported results of operation or financial position. Please refer to the annual consolidated financial statements as at March 31, 2021 for more information about the Corporation’s most significant accounting policies and the items for which critical estimates were made in the condensed consolidated interim financial statements and should be read in conjunction with the notes to the consolidated financial statements for the years ended March 31, 2021 and 2020.

CHANGES IN ACCOUNTING POLICIES AND FUTURE ACCOUNTING CHANGES

The accounting policies and basis of measurement applied in the consolidated interim financial statements for the three-month periods ended June 30, 2021 and 2020 are the same as those applied by the Corporation in its consolidated financial statements for the year ended March 31, 2021 other than as disclosed, if any, in note 3(b) to the condensed consolidated interim financial statements.

management discussion and analysis

RISK DISCLOSURE

The Company is affected by risk in two ways. First, it exposes itself voluntarily to certain categories of risk, especially credit and market risk, in order to generate revenue. Second, it must assume the risks inherent to its activities to which it does not choose to expose itself and that do not generate revenue, i.e., operational risk. These risks may result in losses that could adversely affect expected earnings from value-creating activities.

Investing in securities of the Company involves a high degree of risk. Prospective investors should carefully consider the risks and uncertainties described in our filings with securities regulators, including those described under the heading “Risk Factors” in our latest annual information form and Form 40-F, available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml. Additional risks and uncertainties, including those that the Corporation is unaware of or that are currently deemed immaterial, may also become important factors that affect the Corporation and its business. If any such risks actually occur, the Corporation’s business, financial condition and results of operations could be materially adversely affected.

There have been no material changes in our risk factors from those disclosed in our Annual Information and Form 40-F.

management discussion and analysis

FINANCIAL DISCLOSURE

Disclosure controls and procedures ("DC&P") and Internal controls over financial reporting ("ICFR")

In accordance with National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, and as required by applicable rules of the SEC, Management is responsible for the establishment and maintenance of DC&P and ICFR. Our DC&P and ICFR has been designed based on the 2013 Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO Framework”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. Regardless of how well the DC&P and ICFR are designed, internal controls have inherent limitations and can only provide reasonable assurance that the controls are providing reliable financial reporting information in accordance with IFRS. These inherent limitations include, but are not limited to, human error and circumvention of controls and as such, there can be no assurance that the controls will prevent or detect all misstatements due to errors or fraud, if any.

Evaluation of DC&P

The Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), with assistance from other members of management, have reviewed the effectiveness of our Disclosure Controls and Procedures as of June 30, 2021 and, based on their evaluation, have concluded that the Disclosure Controls and Procedures were not effective as of that date due to a material weakness in the Internal Control over Financial Reporting disclosed in our Annual Information Form and Form 40-F for the fiscal year ended March 31, 2021 available on SEDAR at www.sedar.com and on EDGAR at sec.gov/edgar.shtml.

Changes in ICFR

There have been no changes in our Internal Control over financial reporting that occurred during the first quarter of the fiscal year 2021 that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

Remediation Plan

As previously described in “Financial Disclosure” of our Annual Information Form and on Form 40-F for the fiscal year ended March 31, 2021, we have identified and begun to implement several steps to remediate the identified material weaknesses. We are committed to ensure that our internal controls over financial reporting will be designed and operating effectively by:

• Addressing the material weaknesses related to the control environment, risk assessment, information and communication, and monitoring activities.

•	Instituting policies and processes to identify and maintain the information required to support the functioning of internal controls over financial reporting.
•	Designing and implementing a comprehensive and continuous risk assessment process to identify and assess risks of material misstatement (including fraud risks).
•

Enhancing the design of existing controls and it general controls, implementing additional process-level control activities and ensuring they are operating effectively to support automated and manual control activities.

•

Establishing an adequate reporting structure to ensure authority guidelines and reinforcing communications protocols, including required information and expectations, to enable personnel to carry out their responsibilities and producing accurate financial reports.

•	Reinforcing internal control expertise across the organization.
•	Hiring individuals with appropriate skills and experience, assigning responsibilities and holding individuals accountable for their role related to internal control and provide continuous training.
•	Designing and implementing additional monitoring controls to assess the consistent operation of controls and to remediate deficiencies in a timely manner.

Although we intend to complete the remediation process as promptly as possible, we cannot estimate how long it will take to remediate these material weaknesses. In addition, new material weaknesses may be discovered that require additional time and resources to remediate. Until the remediation is complete, we plan to continue to perform additional analyses and other procedures to ensure that our consolidated financial statements are prepared in accordance with IFRS. Weaknesses cannot be considered completely remediated until the applicable controls have operated for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

Limitation on scope of design

The Corporation has limited the scope of its DC&P and ICFR to exclude controls, policies and procedures of a business acquired not more than 365 days before the last day of the period covered by the annual filing. The Corporation elected to exclude the Sprout Foods business acquired, as allowed by national instrument 52-109.

The table below presents the summary financial information included in the Corporation’s consolidated annual financial statements for the excluded controls related to the acquired business:

Sprout Foods	February 10 -
Selected financial information from the statement of loss	March 31, 2021

Total revenues	$3,177,585
Loss from operating activities	(2,899,546)

Sprout Foods	As at
Selected financial information from the statement of financial position	March 31, 2021

Total current assets	$14,243,058
Total non-current assets	64,839,010
Total current liabilities	7,695,092
Total non-current liabilities	15,114,423

ISSUED AND OUTSTANDING SECURITIES

The following table details the number of issued and outstanding securities as at the date of this MD&A:

Number of Securities Issued and Outstanding

Common shares	167,175,385
Share options	17,734,980
Deferred share units	41,960
Restricted share units	1,274,368
Warrants	23,582,401
Total number of securities	209,809,094

The Corporation’s common shares are being traded on the TSX and on NASDAQ Capital Market under the symbol ‟NEPT”.  Each option, restricted share, restricted share unit, deferred share unit and warrant is exercisable into one common share to be issued from the treasury of the Corporation.

ADDITIONAL INFORMATION

This MD&A is dated August 11, 2021.  Updated and additional Corporation information is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.www.sec.gov/edgar.shtml